KORE GROUP HOLDINGS, INC.

3700 Mansell Road, Suite 300

Alpharetta, GA 30022

877-710-5673

December 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	KORE Group Holdings, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333- 261464

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-261464) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on December 29, 2021, or as soon as practicable thereafter.

Please do not hesitate to contact Jennifer Lee of Kirkland & Ellis LLP at (212) 909-3021 with any questions or comments with respect to this letter.

Very truly yours,
KORE Group Holdings, Inc.

By:	/s/ Romil Bahl
Name: Romil Bahl
Title: President, Chief Executive Officer